UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66240 / January 26, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14616

In the Matter of **RMD Technologies, Inc.,** **Rockwall Holdings, Inc.,** **Royston Mannor Estates, Inc.,** **Southmark Corp.,** **Stargold Mines, Inc.,** **Stelax Industries, Ltd.,** **Stem Cell Innovations, Inc., and** **Surfect Holdings, Inc.,** **Respondents.**	**ORDER MAKING FINDINGS AND** **REVOKING REGISTRATION OF** **SECURITIES PURSUANT TO SECTION 12(j)** **OF THE SECURITIES** **EXCHANGE ACT OF 1934 AS TO STEM** **CELL INNOVATIONS, INC.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and
appropriate for the protection of investors to accept the Offer of Settlement submitted by
Stem Cell Innovations, Inc. ("Stem Cell Innovations" or "Respondent") pursuant to Rule 240(a) of
the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of
these proceedings initiated against Respondent on November 9, 2011, pursuant to Section 12(j) of
the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on
behalf of the Commission, or to which the Commission is a party, and without admitting or
denying the findings herein, except as to the Commission's jurisdiction over it and the subject
matter of these proceedings, which are admitted, Respondent consents to the entry of this Order

Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Stem Cell Innovations, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

 1. Stem Cell Innovations (CIK No. 351532) is a Delaware corporation located in Houston, Texas. At all times relevant to this proceeding, the securities of Stem Cell Innovations have been registered under Exchange Act Section 12(g). As of November 1, 2011, the company's stock (symbol "SCLL") was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

 2. Stem Cell Innovations has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2007.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

     Elizabeth M. Murphy
     Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.